TWENTIETH CENTURY WORLD INVESTORS, INC.

                             ARTICLES SUPPLEMENTARY

     TWENTIETH CENTURY WORLD INVESTORS, INC., a Maryland corporation whose principal Maryland office is located in Baltimore, Maryland (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

     FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article SEVENTH of the Charter of the Corporation, the Board of Directors of the Corporation has duly established two (2) different series for the Corporation's stock (each hereinafter referred to as a "Series") and allocated Three Hundred Twenty Million (320,000,000) shares of the One Billion One Hundred Million (1,100,000,000) shares of authorized capital stock of the Corporation, par value One Cent ($.01) per share for an aggregate par value of Eleven Million Dollars ($11,000,000), among such Series as follows:

Series                             Number of Shares       Aggregate Par Value
------                             ----------------       -------------------
International Equity                300,000,000             $3,000,000
International Emerging Growth        20,000,000                200,000

The par value of each share of stock in each Series is One Cent ($0.01) per share.

     SECOND: Except as otherwise provided by the express provisions of these Articles Supplementary, nothing herein shall limit, by inference or otherwise, the discretionary right of the Board of Directors to serialize, classify or reclassify and issue any unissued shares of any Series or any unissued shares that have not been allocated to a Series, and to fix or alter all terms thereof, to the full extent provided by the Charter of the Corporation.

     THIRD: A description of the Series, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions for redemption is set forth in the Charter of the Corporation and is not changed by these Articles Supplementary, except with respect to the creation of the various Series.

     FOURTH: The Board of Directors of the Corporation duly adopted resolutions dividing into Series the authorized capital stock of the Corporation and allocating shares to each Series as set forth in these Articles Supplementary.

     IN WITNESS WHEREOF, TWENTIETH CENTURY WORLD INVESTORS, INC. has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf by its Vice President and its corporate seal to be hereunto affixed and attested to by its Secretary on this 24th day of April, 1995.

                                      TWENTIETH CENTURY WORLD INVESTORS, INC.

ATTEST:


       /s/William M. Lyons                    By:    /s/ Patrick A. Looby
Name:  William M. Lyons                       Name:  Patrick A. Looby
Title: Secretary                              Title: Vice President


     THE UNDERSIGNED Vice President of TWENTIETH CENTURY WORLD INVESTORS, INC., who executed on behalf of said Corporation the foregoing Articles Supplementary to the Charter, of which this certificate is made a part, hereby acknowledges, in the name of and on behalf of said Corporation, the foregoing Articles Supplementary to the Charter to be the corporate act of said Corporation, and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects under the penalties of perjury.


Dated:  April 24, 1995                        /s/ Patrick A. Looby
                                              Patrick A. Looby, Vice President